Exhibit II

EXECUTION VERSION

REGISTRATION RIGHTS AGREEMENT

by and among

CAPITAL PRODUCT PARTNERS L.P.

and

SALIENT MIDSTREAM & MLP FUND

_____________________

Dated as of June 6, 2012

TABLE OF CONTENTS

Page

Section 1.	Certain Definitions	1

Section 2.	Piggyback Registrations	5

(a)	Right to Piggyback	5
(b)	Priority on Primary Piggyback Registrations	5
(c)	Priority on Secondary Piggyback Registrations	6
(d)	Selection of Underwriters	6
(e)	Basis of Participations	6
(f)	Opt-Out Notice	6

Section 3.	Shelf Registration	7

(a)	Shelf Registration	7
(b)	Right to Effect Shelf Takedowns	7
(c)	Effective Period of Shelf Registrations	7
(d)	Failure to Go Effective	7

Section 4.	Suspension Periods	8

(a)	Suspension Periods	8
(b)	Liquidated Damages	8
(c)	Other Lockups	9
(d)	Subscription Agreement Restrictions	9

Section 5.	Holdback Agreements	9

Section 6.	Registration Procedures	10

Section 7.	Registration Expenses	14

Section 8.	Indemnification	15

Section 9.	Securities Act Restrictions	17

Section 10.	Rule 144 Reporting	17

Section 11.	Transfers of Rights	18

i

Section 12.	Miscellaneous	18

(a)	Notices	18
(b)	No Waivers	19
(c)	Assignment	19
(d)	No Third-Party Beneficiaries	20
(e)	Governing Law; Submission to Jurisdiction; Waiver of Jury Trial, Etc.	20
(f)	Counterparts; Effectiveness	20
(g)	Entire Agreement	20
(h)	Captions	20
(i)	Severability	20
(j)	Independent Nature of Holder’s Obligations	20
(k)	Recapitalization, Exchanges, Etc. Affecting the Units	21
(l)	Aggregation of Registrable Securities	21
(m)	Specific Performance	21
(n)	Grant of Subsequent Registration Rights	21
(o)	Amendments	21

ii

THIS REGISTRATION RIGHTS AGREEMENT (this “Agreement”), is made and entered into as of June 6, 2012 by and among Capital Product Partners L.P., a limited partnership organized under the laws of the Republic of the Marshall Islands (“CPLP”), and Salient Midstream & MLP Fund (the “Holder”).

WHEREAS, CPLP and certain purchasers including the Holder are parties to a Class B Convertible Preferred Unit Subscription Agreement dated as of the date hereof (the “Subscription Agreement”) pursuant to which the Holder is purchasing from CPLP 622,222 Class B Convertible Preferred Units, liquidation preference amount $9.00 per unit, as established by the Class B Amendment (as defined below) (the “Class B Units”);

WHEREAS, it is a condition to the Holder’s willingness to enter into the Subscription Agreement that the parties enter into this Agreement in order to create certain registration rights for the Holder as set forth below;

WHEREAS, pursuant to the Side Letter Agreement between CPLP and the Holder dated May 11, 2012, the parties contemplated the execution and delivery of the Subscription Agreement on substantially the same terms that were granted to the purchasers party to the Class B Convertible Preferred Unit Subscription Agreement dated May 11, 2012, which such Subscription Agreement included as Exhibit C thereto, the form of the Prior Agreement (defined below), which set forth certain registration rights that were granted to the purchasers party thereto; and

WHEREAS, it is the intent of the parties that the Holder shall be treated like a holder under the Registration Rights Agreement dated May 22, 2012, by and among CPLP and the purchasers party thereto (the “Prior Agreement”).

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained and other good and valid consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement hereby agree as follows:

Section 1.          Certain Definitions.

In addition to the terms defined elsewhere in this Agreement, the following terms shall have the following meanings:

“Affiliate” means, with respect to a specified Person, any other Person, whether now in existence or hereafter created, directly or indirectly controlling, controlled by or under direct or indirect common control with such specified Person.  For purposes of this definition, “control” (including, with correlative meanings, “controlling”, “controlled by”, and “under common control with”) means the power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise.

“Agreement” means this Registration Rights Agreement, including all amendments, modifications and supplements and any exhibits or schedules to any of the foregoing, and shall refer to this Registration Rights Agreement as the same may be in effect at the time such reference becomes operative.

“Class B Amendment” means the Second Amendment to the Second Amended and Restated Agreement of Limited Partnership of CPLP, dated May 22, 2012, as amended.

“Class B Units” has the meaning set forth in the Recitals.

“Class B Unit Price” means the amount per Class B Unit the Holder will pay to CPLP to purchase the Purchased Units.

“Closing Date” means June 6, 2012.

“Converted Units” means the Common Units acquired by the Holder upon conversion of Class B Units pursuant to Section 5.10(b)(ix) of the Partnership Agreement.

“Common Units” means the common units representing limited partner interests in CPLP.

“CPLP” has the meaning set forth in the Preamble.

“CPLP Holders” means the Holder, together with the purchasers set forth on Schedule A to the Prior Agreement.

“CPLP Selling Holder” means a CPLP Holder who is selling Registrable Securities under a registration statement pursuant to the terms of this Agreement or the Prior Agreement.

“EDGAR” means the Electronic Data Gathering, Analysis, and Retrieval system maintained by the SEC.

“Exchange Act” means the Securities Exchange Act of 1934.

“Form F-3” means a registration statement on Form F-3 under the Securities Act or such successor forms thereto permitting registration of securities under the Securities Act.

“Holdback Agreement” has the meaning set forth in Section 5.

“Holdback Period” has the meaning set forth in Section 5.

“Holder” has the meaning set forth in the Preamble.  References herein to the Holder shall apply to Permitted Transferees who become Holders pursuant to Section 11; provided, that for purposes of all thresholds and limitations herein, the actions of the Permitted Transferees shall be aggregated.

“Liquidated Damages” has the meaning set forth in Section 3(d).

“Liquidated Damages Multiplier” means the product of the Class B Unit Price times the number of Purchased Units purchased by the Holder that may not be disposed of without restriction and without the need for current public information pursuant to any section of Rule 144 (or any similar provision then in effect) under the Securities Act.

“NASDAQ” means the Nasdaq Global Market.

“Opt-Out Notice” has the meaning set forth in Section 2(f).

“Parity Securities” has the meaning set forth in Section 2(a).

“Partnership Agreement” means the Second Amended and Restated Agreement of Limited Partnership of CPLP dated February 22, 2010, as amended from time to time.

“Person” means any individual, corporation, company, voluntary association, partnership, joint venture, trust, limited liability company, unincorporated organization or government or any agency, instrumentality or political subdivision thereof, or any other form of entity.

“Permitted Transferee” means an Affiliate of the Holder; provided, that any such transferee agrees to the restrictions set forth in the Section 5.06 of the Subscription Agreement.

“Piggyback Registration” has the meaning set forth in Section 2(a).

“Prior Agreement” has the meaning set forth in the recitals.

“Prospectus” means the prospectus or prospectuses (whether preliminary or final) included in any Registration Statement and relating to Registrable Securities, as amended or supplemented and including all material incorporated by reference in such prospectus or prospectuses.

“Purchased Units” means the Class B Units to be issued and sold to the Holder pursuant to the Subscription Agreement.

“Registrable Securities” means, at any time, (i) the Converted Units, and (ii) any securities issued by CPLP after the date hereof in respect of the Converted Units by way of a unit dividend or unit split or in connection with a combination of Units, recapitalization, merger, consolidation or other reorganization, but excluding (iii) any and all Converted Units and other securities referred to in clauses (i) and (ii) that at any time after the date hereof (a) have been sold pursuant to an effective registration statement or Rule 144 under the Securities Act, (b) have been sold in a transaction where a subsequent public distribution of such securities would not require registration under the Securities Act, (c) after one year from the Closing Date, are eligible for sale pursuant to Rule 144 under the Securities Act without limitation thereunder on volume or manner of sale, (d) are not outstanding or (e) have been transferred in violation of Section 9 hereof or the provisions of the Subscription Agreement or to a Person that does not become a Holder pursuant to Section 11 hereof (or any combination of clauses (a), (b), (c), (d) and (e)).  It is understood and agreed that, once a security of the kind described in clause (i) or (ii) above becomes a security of the kind described in clause (iii) above, such security shall cease to be a Registrable Security for all purposes of this Agreement and CPLP’s obligations regarding Registrable Securities hereunder shall cease to apply with respect to such security.

“Registration Expenses” has the meaning set forth in Section 7(a).

“Registration Statement” means any registration statement of CPLP which covers any of the Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus, amendments and supplements to such Registration Statement, including post-effective amendments, all exhibits and all documents incorporated by reference in such Registration Statement.

“SEC” means the Securities and Exchange Commission or any successor agency.

“Securities Act” means the Securities Act of 1933, as amended.

“Selling Holder” means the Holder when the Holder is selling Registrable Securities under a registration statement pursuant to the terms of this Agreement.

“Shelf Registration Statement” has the meaning set forth in Section 3(a).

“Shelf Takedown” has the meaning set forth in Section 3(b).

“Subscription Agreement” means the agreement specified in the first Recital hereto, as such agreement may be amended from time to time.

“Suspension Period” has the meaning set forth in Section 4.

“Termination Date” means the first date on which there are no Registrable Securities or there are no Holders.

“Underwritten Offering” means a registered offering in which securities of CPLP are sold to one or more underwriters on a firm-commitment basis for reoffering to the public.

“Units” means the Common Units, except that if at any time Registrable Securities include securities of CPLP other than Common Units, then, when referring to Units other than Registrable Securities, “Units” shall include the class or classes of such other securities of CPLP.

In addition to the above definitions, unless the context requires otherwise:

(i)           any reference to any statute, regulation, rule or form as of any time shall mean such statute, regulation, rule or form as amended or modified and shall also include any successor statute, regulation, rule or form from time to time;

(ii)           “including” shall be construed as inclusive without limitation, in each case notwithstanding the absence of any express statement to such effect, or the presence of such express statement in some contexts and not in others;

(iii)           references to “Section” are references to Sections of this Agreement;

(iv)           words such as “herein”, “hereof”, “hereinafter” and “hereby” when used in this Agreement refer to this Agreement as a whole;

(v)           references to “business day” mean any day except Saturday, Sunday and any day which shall be a legal holiday or a day on which banking institutions in the State of New York generally are authorized or required by law or other governmental action to close; and

(vi)           references to “dollars” and “$” mean U.S. dollars.

Section 2.         Piggyback Registrations.

(a)           Right to Piggyback.  Whenever prior to the Termination Date CPLP proposes to file (i) a shelf registration statement, other than the Registration Statement contemplated by Section 3(a), or a prospectus supplement to an effective shelf registration statement, other than the Registration Statement contemplated by Section 3(a) and the Holder may be included without the filing of a post-effective amendment, or (ii) a registration statement, other than a shelf registration statement, (in each case other than on a registration statement on Form S-8, F-8, S-4 or F-4, or any similar successor forms), whether for its own account or for the account of one or more holders of Units (other than the Holder) (a “Piggyback Registration”), CPLP shall give written notice to the Holder of its intention to effect such a registration and, subject to Sections 2(b) and 2(c), shall include in such registration statement and in any offering of Units to be made pursuant to that registration statement all Registrable Securities with respect to which CPLP has received a written request for inclusion therein from the Holder within 10 days after the Holder’s receipt of CPLP’s notice (or as much notice as practicable, which, for the avoidance of doubt may be as little as one hour, in connection with any overnight or bought Underwritten Offering; provided, that if in connection with an offering of any primary securities by CPLP, if it is not practicable to provide such notice in the case of an overnight or bought Underwritten Offering, CPLP shall not be required; provided; further, that if the managing underwriters advise CPLP that in their opinion no additional Units may be sold in such offering without materially delaying or jeopardizing the success of such offer, no notice shall be required); provided that only Registrable Securities of the same class or classes as the Units being registered may be included.  CPLP shall have no obligation to proceed with any Piggyback Registration and may abandon, terminate and/or withdraw such registration for any reason at any time prior to the pricing thereof.  If CPLP or any other Person other than the CPLP Holders proposes to sell Units in an Underwritten Offering pursuant to a registration statement on Form F-3 under the Securities Act, such offering shall be treated as a primary or secondary Underwritten Offering pursuant to a Piggyback Registration.

(b)           Priority on Primary Piggyback Registrations.  If a Piggyback Registration is initiated as a primary Underwritten Offering on behalf of CPLP and the managing underwriters advise CPLP and the CPLP Selling Holders (if any CPLP Holder has elected to include Registrable Securities in such Piggyback Registration) that in their opinion the number of Units proposed to be included in such offering exceeds the number of Units (of any class) which can be sold in such offering without materially delaying or jeopardizing the success of the offering (including the price per unit of the Units proposed to be sold in such offering), CPLP shall include in such registration and offering (i) first, the number of Units that CPLP proposes to sell, and (ii) second, the number of Units requested to be included therein by holders of Units which are neither expressly senior nor subordinated to the Registrable Securities (the “Parity Securities”), including the CPLP Selling Holders (if any CPLP Holder has elected to include

Registrable Securities in such Piggyback Registration) and for the avoidance of doubt, includes any Registrable Securities held by any Affiliates of the General Partner that may be included in such offering pursuant to Section 7.19(b) of the Partnership Agreement, pro rata among all such holders on the basis of the number of Units requested to be included therein by all such holders or as such holders and CPLP may otherwise agree.  The pro rata allocations for each CPLP Selling Holder who has requested participation in such Underwritten Offering shall be the product of (a) the aggregate number of Registrable Securities proposed to be sold in such Underwritten Offering multiplied by (b) the fraction derived by dividing (x) the number of Registrable Securities owned by such CPLP Selling Holder by (y) the aggregate number of Registrable Securities owned by all CPLP Selling Holders plus the aggregate number of Parity Securities owned by all holders of Parity Securities that are participating in the Underwritten Offering.

(c)           Priority on Secondary Piggyback Registrations.  If a Piggyback Registration is initiated as an underwritten registration on behalf of a holder of Units other than a CPLP Holder (including under Section 7.19 of the Partnership Agreement), and the managing underwriters advise CPLP that in their opinion the number of Units proposed to be included in such registration exceeds the number of Units (of any class) which can be sold in such offering without materially delaying or jeopardizing the success of the offering (including the price per unit of the Units to be sold in such offering), then CPLP shall include in such registration (i) first, the number of Units that CPLP proposes to sell, and (ii) second, the number of Units requested to be included therein by the holder(s) requesting such registration and any other holders of Units including the CPLP Selling Holders which are pari passu with the requesting holder(s) (if any CPLP Holder has elected to include Registrable Securities in such Piggyback Registration), which, for the avoidance of doubt, includes any Registrable Securities held by any Affiliates of the General Partner that may be included in such registration pursuant to Section 7.19(b) of the Partnership Agreement.

(d)           Selection of Underwriters.  In the case of any Piggyback Registration involving an Underwritten Offering, CPLP shall have the right to select the managing underwriter or underwriters to administer any such offering.

(e)           Basis of Participations.  The Holder may not sell Registrable Securities in any offering pursuant to a Piggyback Registration unless it (i) agrees to sell such Units on the same basis provided in the underwriting or other distribution arrangements approved by CPLP and that apply to CPLP and/or any other holders involved in such Piggyback Registration and (ii) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements, lockups and other documents required under the terms of such arrangements.

(f)           Opt-Out Notice.  The Selling Holder shall have the right to withdraw the Selling Holder’s request for inclusion of the Selling Holder’s Registrable Securities in such Underwritten Offering by giving written notice to CPLP of such withdrawal at or prior to the time of pricing of such Underwritten Offering.  The Holder may deliver written notice (an “Opt-Out Notice”) to CPLP requesting that the Holder not receive notice from CPLP of any proposed Underwritten Offering; provided, however, that the Holder may later revoke any such Opt-Out Notice in writing.  Following receipt of an Opt-Out Notice from the Holder (unless subsequently revoked), CPLP shall not be required to deliver any notice to the Holder pursuant to this Section

2(f) and the Holder shall no longer be entitled to participate in Underwritten Offerings by CPLP pursuant to this Section 2.  The indication on Schedule A hereto by the Holder as having opted out, if any, shall be deemed to be an Opt-Out Notice delivered as of the date hereof.

Section 3.        Shelf Registration.

(a)           Shelf Registration.  CPLP shall use commercially reasonable efforts to prepare and file a Registration Statement (or any amendment or supplement thereto) under the Securities Act to permit the public resale of Registrable Securities then outstanding, in accordance with any method or combination of methods legally available to the CPLP Holders of such Registrable Securities, from time to time as permitted by Rule 415 promulgated under the Securities Act or otherwise with respect to all of the Registrable Securities (a “Shelf Registration Statement”).  CPLP shall use commercially reasonable efforts to cause such Shelf Registration Statement to become effective as soon as practical thereafter, subject to Section 4.  If permitted under the Securities Act, such Shelf Registration Statement shall be one that is automatically effective upon filing.

(b)           Right to Effect Shelf Takedowns.  The Holder shall be entitled, at any time and from time to time when a Shelf Registration Statement is effective and until the Termination Date, to sell such Registrable Securities as are then registered pursuant to such Registration Statement (each, a “Shelf Takedown”).

(c)           Effective Period of Shelf Registrations.  CPLP shall use commercially reasonable efforts to keep any Shelf Registration Statement effective, supplemented and amended to the extent necessary to ensure that it is available for the resale of all Registrable Securities by the Holder until all Registrable Securities covered by such Shelf Registration Statement cease to be Registrable Securities.  Notwithstanding the foregoing, CPLP shall not be obligated to keep any such registration statement effective, or to permit Registrable Securities to be registered, offered or sold thereunder, at any time on or after the Termination Date.

(d)           Failure to Go Effective.  If the Shelf Registration Statement required by Section 3(a) is not declared effective within 180 days after May 22, 2012, then the Holder, if a holder of Registrable Securities, shall be entitled to a payment (with respect to the Purchased Units of the Holder), as liquidated damages and not as a penalty, of 0.25% of the Liquidated Damages Multiplier per 30-day period, that shall accrue daily, for the first 60 days following the 180th day, increasing by an additional 0.25% of the Liquidated Damages Multiplier per 30-day period, that shall accrue daily, for each subsequent 60 days (i.e., 0.5% for 61-120 days, 0.75% for 121-180 days and 1.0% thereafter), up to a maximum of 1.00% of the Liquidated Damages Multiplier per 30-day period (the “Liquidated Damages”). The Liquidated Damages payable pursuant to the immediately preceding sentence shall be payable within ten (10) business days after the end of each such 30-day period.  Any Liquidated Damages shall be paid to the Holder in immediately available funds; provided, however, if CPLP certifies that it is unable to pay Liquidated Damages in cash because such payment would result in a breach under a credit facility or other debt instrument, then CPLP may pay the Liquidated Damages in kind in the form of the issuance of additional Common Units.  Upon any issuance of Common Units as Liquidated Damages, CPLP shall promptly (i) prepare and file an amendment to the Shelf Registration Statement prior to its effectiveness adding such Common Units to such Shelf Registration Statement as additional

Registrable Securities and (ii) prepare and file a supplemental listing application with NASDAQ (or such other market on which the Common Units are then listed and traded) to list such additional Common Units. The determination of the number of Common Units to be issued as Liquidated Damages shall be equal to the amount of Liquidated Damages divided by the volume-weighted average price of the Common Units on the NASDAQ (or such other market on which the Common Units are then listed and traded) over the consecutive ten (10) trading day period ending on the close of trading on the trading day immediately preceding the date on which the Liquidated Damages payment is due.  The accrual of Liquidated Damages to the Holder shall cease at the earlier of (i) the Shelf Registration Statement becoming effective or (ii) when the Holder no longer holds Registrable Securities, and any payment of Liquidated Damages shall be prorated for any period of less than 30 days in which the payment of Liquidated Damages ceases.  If CPLP is unable to cause a Shelf Registration Statement to go effective within 180 days after the Closing Date as a result of an acquisition, merger, reorganization, disposition or other similar transaction, then CPLP may request a waiver of the Liquidated Damages, and the Holder may individually grant or withhold its consent to such request in its discretion, such consent not to be unreasonably withheld, conditioned or delayed.

Section 4.        Suspension Periods.

(a)           Suspension Periods. CPLP may delay the filing or effectiveness of a Shelf Registration or prior to the pricing of any offering of Registrable Securities pursuant to a Shelf Registration, delay an offering (and, if it so chooses, withdraw any registration statement that has been filed), but only if CPLP determines (x) that proceeding with such an offering would require CPLP to disclose material information that would not otherwise be required to be disclosed at that time and that the disclosure of such information at that time would not be in CPLP or its limited partner’s best interests, or (y) that the registration or offering to be delayed would, if not delayed, materially adversely affect CPLP and its subsidiaries taken as a whole or materially interfere with, or jeopardize the success of, any pending or proposed material transaction, including any debt or equity financing, any acquisition or disposition, any recapitalization or reorganization or any other material transaction, whether due to commercial reasons, a desire to avoid premature disclosure of information or any other reason.  Any period during which CPLP has delayed a filing, an effective date or an offering pursuant to this Section 4 is herein called a “Suspension Period.”  CPLP shall provide prompt written notice to the Holder of the commencement and termination of any Suspension Period.  The Holder shall keep the existence of each Suspension Period confidential and refrain from making offers and sales of Registrable Securities (and direct any other Persons making such offers and sales to refrain from doing so) during each Suspension Period.  In no event shall a Suspension Period or Suspension Periods be in effect in excess of an aggregate of 60 days in any 180 day period or 90 days in any 365 day period.

(b)           Liquidated Damages. If (i) the Selling Holder shall be prohibited from selling its Registrable Securities under the Registration Statement or other registration statement contemplated by this Agreement as a result of a suspension pursuant to the immediately preceding paragraph in excess of the periods permitted therein or (ii) the Registration Statement or other registration statement contemplated by this Agreement is filed and declared effective but, until the Termination Date, shall thereafter cease to be effective or fail to be usable for its intended purpose without being succeeded within 10 days by a post-effective amendment thereto, a supplement to the prospectus or a report filed with the SEC pursuant to Section 13(a), 13(c), 14 or l5(d) of the Exchange Act, then, until the suspension is lifted or a post-effective amendment, supplement or report is filed with the SEC, but not including any day on which a suspension is lifted or such amendment, supplement or report is filed and declared effective, if applicable, CPLP shall pay the Selling Holder an amount equal to the Liquidated Damages, following the earlier of (x) the date on which the suspension period exceeded the permitted period and (y) the eleventh (11th) day after the Registration Statement or other registration statement contemplated by this Agreement ceased to be effective or failed to be useable for its intended purposes, as liquidated damages and not as a penalty (for purposes of calculating Liquidated Damages, the date in (x) or (y) above shall be deemed the “180th day,” as used in the definition of Liquidated Damages).  For purposes of this paragraph, a suspension shall be deemed lifted on the date that notice that the suspension has been terminated is delivered to the Selling Holder.  Liquidated Damages shall cease to accrue pursuant to this paragraph upon the Purchased Units of the Holder becoming eligible for resale without restriction and without the need for current public information under any section of Rule 144 (or any similar provision then in effect) under the Securities Act, assuming that the Holder is not an Affiliate of CPLP, and any payment of Liquidated Damages shall be prorated for any period of less than 30 days in which the payment of Liquidated Damages ceases.

(c)           Other Lockups. Notwithstanding any other provision of this Agreement, CPLP shall not be obligated to take any action hereunder that would violate any lockup or similar restriction binding on CPLP in connection with a prior or pending registration or Underwritten Offering.

(d)           Subscription Agreement Restrictions. Nothing in this Agreement shall affect the restrictions on transfers of Units and other provisions of the Subscription Agreement, which shall apply independently hereof in accordance with the terms thereof.

Section 5.        Holdback Agreements.

The restrictions in this Section 5 shall apply for as long as the Holder is the beneficial owner of any Registrable Securities.  If CPLP sells Units or other securities convertible into or exchangeable for (or otherwise representing a right to acquire) Units in a primary Underwritten Offering pursuant to any registration statement under the Securities Act (but only if the Holder is provided its piggyback rights, if any, in accordance with Sections 2(a) and 2(b)), or if any other Person sells Units in a secondary Underwritten Offering pursuant to a Piggyback Registration in accordance with Sections 2(a) and 2(b), and if the managing underwriters for such offering advise CPLP (in which case CPLP promptly shall notify the Holder) that a public sale or distribution of Units outside such offering would materially adversely affect such offering, then, if requested by CPLP, the Holder shall agree, as contemplated in this Section 5, not to (and to cause its Affiliates not to) sell, transfer, pledge, issue, grant or otherwise dispose of, directly or indirectly (including by means of any short sale), or request the registration of, any Registrable Securities (or any securities of any Person that are convertible into or exchangeable for, or otherwise represent a right to acquire, any Registrable Securities) for a period (each such period, a “Holdback Period”) beginning on the business day before the pricing date for the Underwritten Offering and extending through the earlier of (i) the 60th day after such pricing date (subject to customary automatic extension in the event of the release of earnings results of or material news relating to CPLP) and (ii) such earlier day (if any) as may be designated for this purpose by the managing underwriters for such offering (such agreement of the Holder, a “Holdback Agreement”).  The Holdback Agreement shall be in writing in form and substance satisfactory to CPLP and the managing underwriters.  Notwithstanding the foregoing, the duration of the foregoing restrictions shall be no longer than the duration of the shortest restriction generally imposed by the underwriters on CPLP or the officers, directors or any other Affiliate of CPLP on whom a restriction is imposed and (ii) the restrictions set forth in this Section 5 shall not apply to the extent any Registrable Securities are included in such Underwritten Offering by the Holder.  In addition, this Section 5 shall not apply to the Holder if it is not entitled to participate in such Underwritten Offering, including in the event that the Holder delivers an Opt-Out Notice prior to receiving notice of the Underwritten Offering.

Section 6.        Registration Procedures.

(a)           Whenever the Holder requests that any Registrable Securities be registered pursuant to this Agreement, CPLP shall use commercially reasonable efforts to effect, as soon as practical as provided herein, the registration and the sale of such Registrable Securities in accordance with the intended methods of disposition thereof, and, pursuant thereto, CPLP shall, as soon as practical as provided herein:

(i)           subject to the other provisions of this Agreement, use commercially reasonable efforts to prepare and file with the SEC a Registration Statement with respect to such Registrable Securities and cause such Registration Statement to become effective (unless it is automatically effective upon filing);

(ii)           use commercially reasonable efforts to prepare and file with the SEC such amendments and supplements to such Registration Statement and the Prospectus used in connection therewith as may be necessary to comply with the applicable requirements of the Securities Act and to keep such Registration Statement effective for the relevant period required hereunder, but no longer than is necessary to complete the distribution of the Units covered by such Registration Statement, and to comply with the applicable requirements of the Securities Act with respect to the disposition of all the Units covered by such Registration Statement during such period in accordance with the intended methods of disposition set forth in such Registration Statement;

(iii)           if a prospectus supplement will be used in connection with the marketing of an Underwritten Offering from the Registration Statement and the managing underwriter at any time shall notify CPLP in writing that, in the sole reasonable judgment of such managing underwriter, inclusion of detailed information to be used in such prospectus supplement is of material importance to the success of the Underwritten Offering of such Registrable Securities, CPLP shall use its commercially reasonable efforts to include such information in such prospectus supplement;

(iv)           furnish to the Selling Holder (i) as far in advance as reasonably practicable before filing the Registration Statement or any other registration statement contemplated by this Agreement or any supplement or amendment thereto, upon request, copies of reasonably complete drafts of all such documents proposed to be filed (including exhibits and each document incorporated by reference therein to the extent then required by the rules and regulations of the SEC), and provide the Selling Holder the opportunity to object to any information pertaining to the Selling Holder and its plan of distribution that is contained therein and make the corrections reasonably requested by the Selling Holder with respect to such information prior to filing the Registration Statement or such other registration statement or supplement or amendment thereto, and (ii) such number of copies of the Registration Statement or such other registration statement and the prospectus included therein and any supplements and amendments thereto as the Selling Holder may reasonably request in order to facilitate the public sale or other disposition of the Registrable Securities covered by such Registration Statement or other registration statement;

(v)           promptly notify the Selling Holder, at any time when a prospectus relating thereto is required to be delivered by the Selling Holder under the Securities Act, of (i) the filing of the Registration Statement or any other registration statement contemplated by this Agreement or any prospectus or prospectus supplement to be used in connection therewith, or any amendment or supplement thereto, and, with respect to such Registration Statement or any other registration statement or any post-effective amendment thereto, when the same has become effective; and (ii) the receipt of any written comments from the SEC with respect to any filing referred to in clause (i) and any written request by the SEC for amendments or supplements to the Registration Statement or any other registration statement or any prospectus or prospectus supplement thereto;

(vi)           upon request and subject to appropriate confidentiality obligations, furnish to the Selling Holder copies of any and all transmittal letters or other correspondence with the Commission or any other governmental agency or self-regulatory body or other body having jurisdiction (including any domestic or foreign securities exchange) relating to such offering of Registrable Securities;

(vii)           use commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of any Registration Statement, or the lifting of any suspension of the qualification or exemption from qualification of any Registrable Securities for sale in any jurisdiction in the United States;

(viii)           in the case of an Underwritten Offering, furnish upon request, (i) an opinion of counsel for CPLP dated the date of the closing under the underwriting agreement and (ii) a “cold comfort” letter, dated the pricing date of such Underwritten Offering and a letter of like kind dated the date of the closing under the underwriting agreement, in each case, signed by the independent public accountants who have certified CPLP’s financial statements included or incorporated by reference into the applicable registration statement, and each of the opinion and the “cold comfort” letter shall be in customary form and covering substantially the same matters with respect to such registration statement (and the prospectus and any prospectus supplement included therein) as have been customarily covered in opinions of issuer’s counsel and in accountants’ letters delivered to the underwriters in Underwritten Offerings of securities by CPLP and such other matters as such underwriters and the Selling Holder may reasonably request;

(ix)           otherwise use its commercially reasonable efforts to comply with all applicable rules and regulations of the SEC, and make available to its security holders, as soon as reasonably practicable, an earnings statement, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 promulgated thereunder;

(x)           make available to the appropriate representatives of the managing underwriter and the Selling Holder access to such information and CPLP personnel as is reasonable and customary to enable such parties to establish a due diligence defense under the Securities Act; provided, that CPLP need not disclose any non-public information to any such representative unless and until such representative has entered into a confidentiality agreement with CPLP;

(xi)           deliver, without charge, such number of copies of the preliminary and final Prospectus and any supplement thereto as the Selling Holder may reasonably request in order to facilitate the disposition of the Registrable Securities of the Selling Holder covered by such Registration Statement in conformity with the requirements of the Securities Act;

(xii)           use commercially reasonable efforts to register or qualify such Registrable Securities under such other securities or blue sky laws of such U.S. jurisdictions as the Selling Holder reasonably requests and continue such registration or qualification in effect in such jurisdictions for as long as the applicable Registration Statement may be required to be kept effective under this Agreement (provided that CPLP will not be required to (I) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this subparagraph (v), (II) subject itself to taxation in any such jurisdiction or (III) consent to general service of process in any such jurisdiction);

(xiii)           use its commercially reasonable efforts to cause the Registrable Securities to be registered with or approved by such other governmental agencies or authorities as may be necessary by virtue of the business and operations of CPLP to enable the Selling Holder to consummate the disposition of such Registrable Securities;

(xiv)           enter into customary agreements and take such other actions as are reasonably requested by the Selling Holder or the underwriters, if any, in order to expedite or facilitate the disposition of such Registrable Securities; and

(xv)           notify the Selling Holder and each distributor of such Registrable Securities identified by the Selling Holder, at any time when a Prospectus relating thereto would be required under the Securities Act to be delivered by such distributor, of (i) the occurrence of any event as a result of which the Prospectus included in such Registration Statement contains an untrue statement of a material fact or omits a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, (ii) the issuance or express threat of issuance by the SEC of any stop order suspending the effectiveness of the Registration Statement or any other registration statement contemplated by this Agreement, or the initiation of any proceedings for that purpose; or (iii) the receipt by CPLP of any notification with respect to the suspension of the qualification of any Registrable Securities for sale under the applicable securities or blue sky laws of any jurisdiction.  Following the provision of such notice, CPLP shall use commercially reasonable efforts to prepare, as soon as practical, a supplement or amendment to such Prospectus so that, as thereafter delivered to any prospective purchasers of such Registrable Securities, such Prospectus shall not contain an untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and to take such other commercially reasonable action as is necessary to remove a stop order, suspension, threat thereof or proceedings related thereto;

(xvi)           use commercially reasonable efforts to cause all such Registrable Securities to be listed on each primary securities exchange (if any) on which securities of the same class issued by CPLP are then listed; and

(xvii)           provide a transfer agent and registrar for all such Registrable Securities not later than the effective date of such Registration Statement and, a reasonable time before any proposed sale of Registrable Securities pursuant to a Registration Statement, provide the transfer agent with printed certificates for the Registrable Securities to be sold, subject to the provisions of Section 11.

(b)           No Registration Statement (including any amendments thereto) shall contain any untrue statement of a material fact or omit to state a material fact required to be stated therein, or necessary to make the statements therein not misleading, and no Prospectus (including any supplements thereto) shall contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, in each case, except for any untrue statement or alleged untrue statement of a material fact or omission or alleged omission of a material fact made in reliance on and in conformity with written information furnished to CPLP by or on behalf of a Holder or any underwriter or other distributor specifically for use therein.

(c)           At all times after CPLP has filed a registration statement with the SEC pursuant to the requirements of the Securities Act and until the Termination Date, CPLP shall use commercially reasonable efforts to continuously maintain in effect the registration statement of Common Units under Section 12 of the Exchange Act and to use commercially reasonable efforts to file all reports required to be filed by it under the Securities Act and the Exchange Act and the rules and regulations adopted by the SEC thereunder, all to the extent required to enable the Holder to be eligible to sell Registrable Securities (if any) pursuant to Rule 144 under the Securities Act.

(d)           CPLP may require the Selling Holder and each distributor of Registrable Securities as to which any registration is being effected to furnish to CPLP information regarding such Person and the distribution of such securities as CPLP may from time to time reasonably request in connection with such registration.

(e)           The Holder agrees by having its Converted Units treated as Registrable Securities hereunder that, upon being advised in writing by CPLP of the occurrence of an event pursuant to

Section 6(a)(xv), the Holder will immediately discontinue (and direct any other Persons making offers and sales of Registrable Securities to immediately discontinue) offers and sales of Registrable Securities pursuant to any Registration Statement (other than those pursuant to a plan that is in effect prior to such time and that complies with Rule 10b5-1 of the Exchange Act) until it is advised in writing by CPLP that the use of the Prospectus may be resumed and is furnished with a supplemented or amended Prospectus as contemplated by Section 6(a)(xv), and, if so directed by CPLP, the Holder will deliver to CPLP all copies, other than permanent file copies then in the Holder’s possession, of the Prospectus covering such Registrable Securities current at the time of receipt of such notice.

(f)            CPLP may prepare and deliver an issuer free-writing prospectus (as such term is defined in Rule 405 under the Securities Act) in lieu of any supplement to a prospectus, and references herein to any “supplement” to a Prospectus shall include any such issuer free-writing prospectus.  Neither the Holder nor any other seller of Registrable Securities may use a free-writing prospectus to offer or sell any such units without CPLP’s prior written consent.

(g)           It is understood and agreed that any failure of CPLP to file a registration statement or any amendment or supplement thereto or to cause any such document to become or remain effective or usable within or for any particular period of time as provided in Sections 3 or 6 or otherwise in this Agreement, due to reasons that are not reasonably within its control, or due to any refusal of the SEC to permit a registration statement or prospectus to become or remain effective or to be used because of unresolved SEC comments thereon (or on any documents incorporated therein by reference) despite CPLP’s good faith and commercially reasonable efforts to resolve those comments, shall not be a breach of this Agreement.

(h)           It is further understood and agreed that CPLP shall not have any obligations under this Section 6 at any time on or after the Termination Date, unless an Underwritten Offering in which the Holder participates has been priced but not completed prior to the Termination Date, in which event CPLP’s obligations under this Section 6 shall continue with respect to such offering until it is so completed (but not more than 60 days after the commencement of the offering).

(i)            Notwithstanding anything to the contrary in this Agreement, CPLP shall not be required to file a Registration Statement or include Registrable Securities in a Registration Statement unless it has received from the Holder, at least five days prior to the anticipated filing date of the Registration Statement, requested information required to be provided by the Holder for inclusion therein.

Section 7.         Registration Expenses.

(a)           All expenses incident to CPLP’s performance of or compliance with this Agreement, including all registration and filing fees, fees and expenses of compliance with securities or blue sky laws, Financial Industry Regulatory Authority fees, NASDAQ fees, listing application fees, printing expenses, transfer agent’s and registrar’s fees, cost of distributing Prospectuses in preliminary and final form as well as any supplements thereto, and fees and disbursements of counsel for CPLP and all independent certified public accountants including the expenses of any “cold comfort” letters required by or incident to such performance and compliance, and other Persons retained by CPLP (all such expenses being herein called “Registration Expenses”) (but not including any underwriting discounts or commissions attributable to the sale of Registrable Securities or fees and expenses of counsel and any other advisor representing any party other than CPLP), shall be borne by CPLP.  The CPLP Selling Holders shall bear the cost of all underwriting discounts and commissions associated with any underwritten sale of Registrable Securities and shall pay all such costs and expenses proportionately in relation to the number of Registrable Securities sold, including all fees and expenses of any counsel (and any other advisers) representing the CPLP Selling Holders and any stock transfer taxes.

(b)           The obligation of CPLP to bear the expenses described in Section 7(a) shall apply irrespective of whether a registration, once properly requested becomes effective or is withdrawn or suspended; provided, however, that Registration Expenses for any Registration Statement withdrawn solely at the request of the CPLP Holders (unless withdrawn following commencement of a Suspension Period pursuant to Section 4) shall be borne by the CPLP Holders.

Section 8.         Indemnification.

(a)           CPLP shall indemnify, to the fullest extent permitted by law, the Holder, its directors and officers, and each Person who controls the Holder (within the meaning of the Securities Act) against all losses, claims, damages, liabilities, judgments, costs (including reasonable costs of investigation) and expenses (including reasonable attorneys’ fees) arising out of or based upon any untrue or alleged untrue statement of a material fact contained in any Registration Statement, Prospectus or free-writing prospectus or any amendment thereof or supplement thereto or arising out of or based upon any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are made in reliance and in conformity with information furnished in writing to CPLP by the Holder expressly for use therein.  In connection with an Underwritten Offering in which the Holder participates conducted pursuant to a registration effected hereunder, CPLP shall indemnify each participating underwriter and each Person who controls such underwriter (within the meaning of the Securities Act) to the same extent as provided above with respect to the indemnification of the Holder.

(b)           In connection with any Registration Statement in which the Holder is participating, the Holder shall furnish to CPLP in writing such information as CPLP reasonably requests for use in connection with any such Registration Statement or Prospectus, or amendment or supplement thereto, and shall indemnify, to the fullest extent permitted by law, CPLP, its officers and directors and each Person who controls CPLP (within the meaning of the Securities Act) against all losses, claims, damages, liabilities, judgments, costs (including reasonable costs of investigation) and expenses (including reasonable attorneys’ fees) arising out of or based upon any untrue or alleged untrue statement of material fact contained in the Registration Statement or Prospectus, or any amendment or supplement thereto, or arising out of or based upon any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that the same are made in reliance and in conformity with information furnished in writing to CPLP by or on behalf of the Holder expressly for use therein; provided, however, that the liability of the Selling

Holder shall not be greater in amount than the dollar amount of the proceeds (net of any Selling Expenses) received by the Selling Holder from the sale of the Registrable Securities giving rise to such indemnification.

(c)           Any Person entitled to indemnification hereunder shall (i) give prompt written notice to the indemnifying Person of any claim with respect to which it seeks indemnification and (ii) permit such indemnifying Person to assume the defense of such claim with counsel reasonably satisfactory to the indemnified Person.  Failure so to notify the indemnifying Person shall not relieve it from any liability that it may have to an indemnified Person except to the extent that the indemnifying Person is materially and adversely prejudiced thereby. The indemnifying Person shall not be subject to any liability for any settlement made by the indemnified Person without its consent (but such consent will not be unreasonably withheld).  An indemnifying Person who is entitled to, and elects to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel (in addition to one local counsel) for all Persons indemnified (hereunder or otherwise) by such indemnifying Person with respect to such claim (and all other claims arising out of the same circumstances), unless in the reasonable judgment of any indemnified Person there may be one or more legal or equitable defenses available to such indemnified Person which are in addition to or may conflict with those available to another indemnified Person with respect to such claim, in which case such maximum number of counsel for all indemnified Persons shall be two rather than one).  If an indemnifying Person is entitled to, and elects to, assume the defense of a claim, the indemnified Person shall continue to be entitled to participate in the defense thereof, with counsel of its own choice, but, except as set forth above, the indemnifying Person shall not be obligated to reimburse the indemnified Person for the costs thereof.  The indemnifying Person shall not consent to the entry of any judgment or enter into or agree to any settlement relating to a claim or action for which any indemnified Person would be entitled to indemnification by any indemnified Person hereunder unless such judgment or settlement imposes no ongoing obligations on any such indemnified Person and includes as an unconditional term the giving, by all relevant claimants and plaintiffs to such indemnified Person, a release, satisfactory in form and substance to such indemnified Person, from all liabilities in respect of such claim or action for which such indemnified Person would be entitled to such indemnification.  The indemnifying Person shall not be liable hereunder for any amount paid or payable or incurred pursuant to or in connection with any judgment entered or settlement effected with the consent of an indemnified Person unless the indemnifying Person has also consented to such judgment or settlement.

(d)           The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified Person or any officer, director or controlling Person of such indemnified Person and shall survive the transfer of securities and the Termination Date but only with respect to offers and sales of Registrable Securities made before the Termination Date or during the period following the Termination Date referred to in Section 6(h).

(e)           If the indemnification provided for in or pursuant to this Section 8 is due in accordance with the terms hereof, but is held by a court to be unavailable or unenforceable in respect of any losses, claims, damages, liabilities or expenses referred to herein, then each applicable indemnifying Person, in lieu of indemnifying such indemnified Person, shall contribute to the amount paid or payable by such indemnified Person as a result of such losses, claims, damages, liabilities or expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying Person on the one hand and of the indemnified Person on the other in connection with the statements or omissions which result in such losses, claims, damages, liabilities or expenses as well as any other relevant equitable considerations.  The relative fault of the indemnifying Person on the one hand and of the indemnified Person on the other shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the indemnifying Person or by the indemnified Person, and by such Person’s relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.  In no event shall the liability of the indemnifying Person be greater in amount than the amount for which such indemnifying Person would have been obligated to pay by way of indemnification if the indemnification provided for under Section 8(a) or 8(b) hereof had been available under the circumstances.

(f)            The provisions of this Section 8(f) shall be in addition to any other rights to indemnification or contribution that an indemnified party may have pursuant to law, equity, contract or otherwise.

Section 9.          Securities Act Restrictions.

The Registrable Securities are restricted securities under the Securities Act and may not be offered or sold except pursuant to an effective registration statement or an available exemption from registration under the Securities Act.  Accordingly, the Holder shall not, directly or through others, offer or sell any Registrable Securities except pursuant to a Registration Statement as contemplated herein or pursuant to Rule 144 or another exemption from registration under the Securities Act, if available.  Prior to any transfer of Registrable Securities other than pursuant to an effective registration statement, the Holder shall notify CPLP of such transfer and CPLP may require the Holder to provide, prior to such transfer, such evidence that the transfer will comply with the Securities Act (including written representations or an opinion of counsel) as CPLP may reasonably request.  CPLP may impose stop-transfer instructions with respect to any Registrable Securities that are to be transferred in contravention of this Agreement.  Any certificates representing the Registrable Securities may bear a legend (and CPLP’s Unit Register may bear a notation) referencing the restrictions on transfer contained in this Agreement (and the Subscription Agreement), until such time as such securities have ceased to be (or are to be transferred in a manner that results in their ceasing to be) Registrable Securities.  Subject to the provisions of this Section 9, CPLP will replace any such legended certificates with unlegended certificates promptly upon surrender of the legended certificates to CPLP or its designee, in order to facilitate a lawful transfer or at any time after such units cease to be Registrable Securities.

Section 10.        Rule 144 Reporting.  With a view to making available the benefits of certain rules and regulations of the SEC that may permit the sale of the Registrable Securities to the public without registration, CPLP agrees to use its commercially reasonable efforts to:

(i)           make and keep public information regarding CPLP available, as those terms are understood and defined in Rule 144 under the Securities Act, at all times from and after the date hereof;

(ii)           file with the SEC in a timely manner all reports and other documents required of CPLP under the Securities Act and the Exchange Act at all times from and after the date hereof; and

(iii)           so long as the Holder owns any Registrable Securities, furnish, unless otherwise available via EDGAR, to the Holder forthwith upon request a copy of the most recent annual or quarterly report of CPLP, and such other reports and documents so filed as the Holder may reasonably request in availing itself of any rule or regulation of the SEC allowing the Holder to sell any such securities without registration.

Section 11.          Transfers of Rights.  The rights to cause CPLP to register Registrable Securities granted to the Holder under this Agreement may be transferred or assigned by the Holder to one or more transferees or assignees of Registrable Securities; provided, however, that such rights shall not be transferred (a) unless the transferee or assignee is an Affiliate of, and after such transfer or assignment continues to be an Affiliate of, the Holder, the amount of Registrable Securities transferred or assigned to such transferee or assignee shall represent at least $5.0 million of Registrable Securities (based on the Class B Unit Price), (b) CPLP shall be given written notice prior to any said transfer or assignment, stating the name and address of each such transferee or assignee and identifying the Registrable Securities with respect to which such registration rights are being transferred or assigned, and (c) each such transferee or assignee assumes in writing responsibility for its portion of the obligations of the Holder under this Agreement.  Upon any such transfer, the transferee or assignee shall automatically have the rights so transferred or assigned and the Holder’s obligations under this Agreement, and the rights not so transferred or assigned shall continue; provided, however, that if such transfer or assignment occurs after the filing and effectiveness of the Shelf Registration Statement, CPLP shall only be required to add such transferee or assignee to the existing Shelf Registration Statement if such transferee or assignee could be included without the filing of a post-effective amendment by the filing of a prospectus supplement and provided further that such transferee or assignee shall only have the right to participate in Piggyback Registrations if such transferee or assignee could be included without the filing of a post-effective amendment by the filing of a prospectus supplement to any registration statement used in connection therewith.  Further, in no event shall CPLP have any obligation to file any shelf registration statement for the Selling Holder other than the Shelf Registration Statement.  Each such transfer or assignment shall be effective when (but only when) the transferee or assignee has signed and delivered the written assumption of responsibility to CPLP.  Notwithstanding any other provision of this Agreement, no Person who acquires securities transferred in violation of this Agreement or the Subscription Agreement, or who acquires securities that are not or upon acquisition cease to be Registrable Securities, shall have any rights under this Agreement with respect to such securities, and such securities shall not have the benefits afforded hereunder to Registrable Securities.

Section 12.          Miscellaneous.

(a)           Notices.  Any notice, request, instruction or other document to be given hereunder by any party to the other will be in writing and will be deemed to have been duly given (a) on the date of delivery if delivered personally, or by facsimile, upon confirmation of receipt, or (b) on the second business day following the date of dispatch if delivered by a recognized next day courier service.  All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice.

If to CPLP:

Capital Product Partners L.P.
c/o Capital Ship Management Corp.
3 Iassonos Street
Piraeus 18537
Greece
Attn:  Ioannis E. Lazaridis
Facsimile:  +30 210 428 4879
Email:  i.lazaridis@capitalpplp.com

with a copy to:

Sullivan & Cromwell LLP
125 Broad Street
New York, New York  10004
Attention:  Jay Clayton
Facsimile:  (212) 291-9026
Email:  claytonj@sullcrom.com

If to the Holder:

To the address listed on Schedule B hereof

with a copy to:

Baker Botts L.L.P.
98 San Jacinto Blvd., Suite 1500
Austin, Texas  78701
Attention:  Laura L. Tyson
Facsimile:  (512) 322-8377
Email: laura.tyson@bakerbotts.com

(b)           No Waivers.  No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

(c)           Assignment.  Neither this Agreement nor any right, remedy, obligation nor liability arising hereunder or by reason hereof shall be assignable by any party hereto without the prior written consent of the other party, and any attempt to assign any right, remedy, obligation or liability hereunder without such consent shall be void, except (i) an assignment, in the case of a merger or consolidation where such party is not the surviving entity, or a sale of substantially all of its assets, to the entity which is the survivor of such merger or consolidation or the purchaser in such sale or (ii) an assignment by the Holder to a Permitted Transferee in accordance with the terms hereof.

(d)           No Third-Party Beneficiaries.  Nothing contained in this Agreement, expressed or implied, is intended to confer upon any person or entity other than CPLP and the CPLP Holders (and any Permitted Transferee to which an assignment is made in accordance with this Agreement), any benefits, rights, or remedies (except as specified in Section 8 hereof).

(e)           Governing Law; Submission to Jurisdiction; Waiver of Jury Trial, Etc. This Agreement will be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and to be performed entirely within such State.  Each of the parties hereto agrees (a) to submit to the non-exclusive personal jurisdiction of the State or Federal courts in the Borough of Manhattan, The City of New York, (b) that non-exclusive jurisdiction and venue shall lie in the State or Federal courts in the State of New York, and (c) that notice may be served upon such party at the address and in the manner set forth for such party in Section 12(a).  To the extent permitted by applicable law, each of the parties hereto hereby unconditionally waives trial by jury in any legal action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby.

(f)           Counterparts; Effectiveness.  This Agreement may be executed in any number of counterparts (including by e-mail or facsimile) and by different parties hereto in separate counterparts, with the same effect as if all parties had signed the same document. All such counterparts shall be deemed an original, shall be construed together and shall constitute one and the same instrument. This Agreement shall become effective when each party hereto shall have received counterparts hereof signed by the other party hereto.

(g)           Entire Agreement.  This Agreement contains the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes and replaces all other prior agreements, written or oral, among the parties hereto with respect to the subject matter hereof.

(h)           Captions.  The headings and other captions in this Agreement are for convenience and reference only and shall not be used in interpreting, construing or enforcing any provision of this Agreement.

(i)           Severability.  If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party.  Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

(j)           Independent Nature of Holder’s Obligations.  The obligations of the Holder under this Agreement are several and not joint with the obligations of any other CPLP Holder, and the

Holder shall not be responsible in any way for the performance of the obligations of any other CPLP Holder under this Agreement or the Prior Agreement.  Nothing contained herein, and no action taken by any CPLP Holder pursuant to this Agreement or the Prior Agreement, shall be deemed to constitute the CPLP Holders as a partnership, an association, a joint venture or any other kind of group or entity, or create a presumption that the CPLP Holders are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by this Agreement.  The Holder shall be entitled to independently protect and enforce its rights, including without limitation, the rights arising out of this Agreement, and it shall not be necessary for any other CPLP Holder to be joined as an additional party in any proceeding for such purpose.

(k)           Recapitalization, Exchanges, Etc. Affecting the Units.  The provisions of this Agreement shall apply to the full extent set forth herein with respect to any and all units of CPLP or any successor or assign of CPLP (whether by merger, consolidation, sale of assets or otherwise) that may be issued in respect of, in exchange for or in substitution of, the Registrable Securities, and shall be appropriately adjusted for combinations, unit splits, recapitalizations, pro rata distributions of units and the like occurring after the date of this Agreement.

(l)           Aggregation of Registrable Securities.  All Registrable Securities held or acquired by Persons who are Affiliates of one another shall be aggregated together for the purpose of determining the availability of any rights and applicability of any obligations under this Agreement.

(m)           Specific Performance.  Damages in the event of breach of this Agreement by a party hereto may be difficult, if not impossible, to ascertain, and it is therefore agreed that each such Person, in addition to and without limiting any other remedy or right it may have, will have the right to an injunction or other equitable relief in any court of competent jurisdiction, enjoining any such breach, and enforcing specifically the terms and provisions hereof, and the other party hereto hereby waives any and all defenses it may have on the ground of lack of jurisdiction or competence of the court to grant such an injunction or other equitable relief.  The existence of this right will not preclude any such Person from pursuing any other rights and remedies at law or in equity that such Person may have.

(n)           Grant of Subsequent Registration Rights.  From and after the date hereof, CPLP shall not, without the prior written consent of the CPLP Holders of a majority of the Registrable Securities, enter into any agreement with any current or future holder of any securities of CPLP that would allow such current or future holder to require CPLP to include securities in any registration statement filed by CPLP on a basis other than pari passu with, or expressly subordinate to the rights of, the CPLP Holders of Registrable Securities hereunder with respect to priority of the rights set forth in Sections 2(b) and 2(c).

(o)           Amendments.  The provisions of this Agreement, including the provisions of this sentence, may not be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may not be given without the prior written consent of CPLP and the CPLP Holders holding a majority of the then outstanding Registrable Securities; provided, however, that no such amendment shall materially and adversely affect the rights of the Holder hereunder without the consent of the Holder.

IN WITNESS WHEREOF, this Registration Rights Agreement has been duly executed by each of the parties hereto as of the date first written above.

CAPITAL PRODUCT PARTNERS L.P.

By:	/s/ Ioannis E. Lazaridis
	Name:	Ioannis E. Lazaridis
	Title:	Authorized Person

SALIENT MIDSTREAM & MLP FUND

By:	Salient Capital Advisors, LLC

By:	/s/ Gregory A. Reid
	Name:	Gregory A. Reid
	Title:	President

[Signature Page to Registration Rights Agreement]

Schedule A – Holder Name; Purchased Units; Opt-Out

Purchaser	Purchased Units	Opt-Out
Salient Midstream & MLP Fund	622,222	No

Schedule A

Schedule B – Notice and Contact Information

Purchaser	Address
Salient Midstream & MLP Fund
Salient MLP Fund, L.P.
4265 San Felipe, Suite 800
Houston, TX 77027
Attn: Salient Capital Advisor LLC - MLP Fund Operations
Facsimile: (713) 993-4698
greid@salientpartners.com
mhibbetts@salientpartners.com
pcanlas@salientpartners.com

Schedule B